January 31, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

                                                                                      Direct line +44 (0)20 7259 4114
                                                                                      Direct fax  +44 (0)20 7245 9939
                                                                                      Ref: GD/clm

                                                                                      BY FACSIMILE
Ladies and Gentlemen

Hanson PLC
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed: March 1, 2006
File No. 333-109672

Thank you for your letter dated  December 28, 2006  addressed to Pavi  Binning.  In light of the fact that
Mr Binning has only just joined  Hanson PLC as Finance  Director  (January 2, 2007),  I have  responded on his behalf.

On behalf of Hanson  PLC, a company  incorporated  under the laws of England  and Wales  ("Hanson"  or the
"Registrant"),  I furnish  below  the  Registrant's  responses  to each of the  comments  set forth in the
Staff's  letter,  dated December 28, 2006, in respect of the  above-referenced  Annual Report on Form 20-F
(the "Annual Report").

For your  convenience,  each of the numbered  paragraphs below  corresponds to the numbered comment in the
Staff's comment letter and includes the caption used in the comment letter.

Where  appropriate,  Hanson has stated  that it will amend its  disclosures  in  response  to the  queries raised in your letter in future  Annual  Reports.  The 2006 Annual  Report  which  includes  the  proposed amendments,  will be  submitted to the  Securities  and Exchange  Commission,  during the week  commencing
February 26, 2007.

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Review of Operations, page 5

Hanson Aggregates North America, page 15
1.       We note that a number of operations  were closed as part of your  optimisation  strategy.  Please elaborate on what your  optimisation  strategy entailed and describe the impact on your financial results, liquidity and cash flows of executing the optimisation strategy.

REPLY - The optimisation  strategy was an initiative  established in 2003, following the reorganisation of the North American  Aggregates  operations into a single division.  The business  objective was to improve the profitability of the division through cost reduction and increased productivity.

Elements of the optimisation strategy included  consolidation of transaction  processing in the Aggregates division  into a single  shared  service  centre in Dallas,  a reduction in total  headcount of nearly 700 people  (covering both operations and  administrative  functions) and the closure,  mothballing or sale of various operational sites.

The costs of the  optimisation  strategy  totalled  approximately  $15m, of which $11m was provided for in
2003 and was primarily  associated  with the redundancy,  relocation  programme and related office closure costs  arising out of the move to a shared  service  centre in Dallas.  A further $4m was incurred  during
2004 and 2005 as a consequence  of twelve  aggregates  operations  being closed,  mothballed or sold.  The impact to cash flows was  approximate  to the costs  incurred.  To date these  efforts have resulted in an increase in production  efficiency of over 10% with total annual  savings of over $40m, a figure which has been referred to in previous Annual Reports.

Due to the "local" nature of the  aggregates  business,  aggregates are typically  supplied into any given market from multiple sources and/or  suppliers.  Where  economically  viable,  volumes  formerly  supplied from  closed,  mothballed  or sold sites were  sourced  from other  locations.  Demand in any given market will vary from year to year,  both in quantity and type of aggregates  product  required.  This can result in the  closure of  operations,  either  temporarily  or  permanently,  as market  demand  characteristics change, altering the cost profile and economics of a particular site.

Hanson Building Products UK, page 27
2.       We note that you reduced  production  capacity,  in response to low market demand and high energy costs,  and  closed  five  factories.  Tell us  whether  you  considered  these  actions to be an indication  that  assets  may be  impaired.  If so,  then  describe  for us the  results  of your ensuing  impairment  tests.  If not,  then  tell us why you did not  consider  the  reduction  of production  capacity and factory  closing to be  indications  as set forth in paragraph 12 of IAS
         36.

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REPLY - The reduction in production  capacity,  low market demand and increased input costs  (particularly energy)  experienced  in 2005  resulted in the closure or  mothballing  of five  factories  during 2005 to ensure the  delivery of  operational  efficiencies.  (Hanson's  response to these  factors was  determined separately from the optimisation  strategy of the North American  Aggregates  operations as referred to in
Question 1). These factors were  considered  to be indicators of impairment  under IAS 36 (para 12) and an impairment  review was  performed  of the assets of UK Building  Products,  including  the five  factories specifically identified for closure or mothballing.

The  sites  identified  for  permanent   closure  were  individually   reviewed  for  impairment.   Whilst
approximately  £0.1m of assets were written off during 2005, no impairment  was recorded  since the review identified  that  either the  moveable  assets of the sites have been  transferred  to other sites for use within the ongoing  business or the fair value less costs to sell of the remaining  assets was higher than the carrying  value.  No further  impairment  has been  recognised  to date with respect to these sites as the assumptions set out above continue to remain valid.

The sites  identified  for  mothballing  were  included  as part of the  annual  impairment  review of the relevant cash generating  units,  which  concluded that the value in use of the cash generating  units was in excess of the carrying value and, therefore, no impairment was required.

An  exercise  was also  carried  out to assess the value in use of the  continuing  assets of UK  Building
Products,  in  accordance  with IAS 36 (para 30 to 57).  This  review  concluded  that the value in use of the  continuing  assets was in excess of the carrying  value and,  therefore,  no impairment was required.
Given the excess of value in use over the  carrying  value,  and the  absence of any  reasonable  possible change in the assumptions  applied,  there were no assumptions that were considered sensitive to the value in use calculation.

Funding, liquidity, and treasury management, page 42
3.       Please  enhance your  discussion  of liquidity  and capital  resources to discuss  those cash and cash equivalents that are not available for your use.

REPLY - As set out in note 18 on page 94 of the notes to the  accounts,  cash at bank and in hand included
£36.0m  of  restricted  cash  that was not  available  for  general  use as at  December  31,  2005.
This represented 3.3% of total cash and cash equivalents or 3.6% of the groups' net debt.

We will enhance the  discussion  of liquidity and capital  resources in future  Annual  Reports to provide the above information on cash and cash equivalents that are not available for general use.

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Evaluation of disclosure controls and procedures, page 59
4.       You  concluded  that your  disclosure  controls and  procedures  are  effective in all material respects  to ensure  that  material  information  relating  to the group would be made known to them by others within the group.  Please revise your  conclusion on the  effectiveness  of your disclosure controls and procedures as follows:
         -        Remove, "in all material respects," from your conclusion, and
         -        Revise your conclusion to state whether your  disclosure  controls and procedures are effective in  ensuring  that  information  required  to be  disclosed  is  recorded, processed, summarised  and  reported  within the time  periods  specified  in the SEC's rules and forms and that  information  required to be  disclosed in the reports that you file or submit under the Exchange Act is  accumulated  and  communicated  to your management, including your chief executive  officer and chief financial  officer,  to allow timely decisions regarding required disclosure
         Refer to  Exchange  Act Rule  13a-15 and  Section  II.F.4 of  Management's  Reports on Internal
         Control Over  Financial  Reporting  and  Certification  of  Disclosure in Exchange Act Periodic
         Reports, SEC Release No. 33-8238, available on our website at
         http://www.sec.gov/rules/final/33-8238.htm for additional guidance.

REPLY - We will amend the evaluation of disclosure controls and procedures in future Annual Reports to

(a) remove "in all material respects" from our conclusion; and
(b) include the conclusion that:
         (i)  disclosure   controls  and  procedures  are  effective  in  ensuring  that  the  information required  to be  disclosed  is  recorded,  processed,  summarised  and  reported  within the time periods specified; and
         (ii)  information  required to be  disclosed  is  accumulated  and  communicated  to  management, including  the Chief  Executive and the Finance  Director,  to allow timely  decisions  regarding required disclosure.

Consolidated income statement, page 70
5.       We note that you  present  operating  profit  before  impairments.  Please  explain to us why you believe this heading is relevant to an understanding  of your financial  performance or necessary to explain the elements of your  financial  performance.  Refer to  paragraphs 83 and 84 of IAS 1 for additional guidance.

REPLY - IAS 1 (para.  83) states that  "Additional  line items,  headings and subtotals shall be presented on the face of the  income  statement  when such  presentation  is  relevant  to an  understanding  of the entity's  financial  performance".  Hanson  believes that  impairment  charges,  where  recorded,  warrant separate  disclosure  from the  trading  results on the face of the Income  Statement.  This is to provide additional  clarity as to the  composition  of profits that include both trading  results,  which  reflect performance  during  the  period  reported  on,  and  impairment  charges,  which  often  reflect  current expectations  of future  performance  of an asset or group of assets.  The factors that gave rise to these impairments  include non recurring  events such as the cessation of a significant  supply  contract,  site closures and the reassessment of future cash flows.

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IAS 1 (para 84) sets out that "factors to be considered  include  materiality  and the nature and function of the  components of income and  expenses".  Impairment  charges can be a material  expense  arising from non routine events and can fluctuate year on year.

The total  impairment  charge  before  reversals  (refer note 6 of the notes to the accounts) for 2005 was
£23.6m  and for 2004 was  £29.8m.  Hanson  considers  these  charges  to have an impact on the underlying trends for the individually  disclosed  segmental  results,  and therefore believes that disclosure of the additional  subtotal of  "operating  profit  before  impairment"  provides the users of the accounts  with additional  clarity as to the  underlying  trend in operating  profit of the business.
It is,  therefore, relevant to understanding the financial performance of the group.

In addition to the above, IAS 33 (para. 73) permits  companies to disclose  additional  Earnings Per Share
(EPS)  figures  using  a  reported  component  of the  Income  Statement  other  than as  required  by the standard.  The  standard  sets out  that,  if a  component  of the  Income  Statement  is used that is not reported  as a line item in the  Income  Statement,  a  reconciliation  should  be  provided  between  the component  used and a line item that is reported in the Income  Statement.  As Hanson has chosen to report an additional EPS figure based on continuing  operations  before  impairments,  it has reported  operating profits from continuing operations before impairments as a separate line item on the Income Statement.

Notes to the accounts, page 74

Note 1   Accounting policies, page 74
6.       Please disclose how you account for stripping costs under IFRS to the extent they are material.

REPLY - Stripping  costs expensed for the year ended December 31, 2005 totalled  £25m,  which represented 0.8% of the annual costs and  overheads.  At December 31, 2005,  deferred  stripping  costs totalled £10m, representing 1.5% of total assets.  These costs do not vary significantly over time

IAS 1 (para 108)  provides the  requirement  for an entity to disclose the  accounting  policies  that are relevant  to the  understanding  of the  financial  statements.  As the  annual  stripping  costs  are not material,  the group  does not  disclose  an IFRS  accounting  policy  for  stripping  costs in the Annual
Report.

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Turnover, page 74
7.       We note on page  25  that  you  have  secured  long-term  maintenance  contracts.  To the  extent material,  describe how you recognise  revenue  related to the long-term  maintenance  contracts, and disclose the amount of revenue  recognised  arising from the sale of goods and the  rendering of services.  Refer to paragraph 35 of IAS 18 for additional guidance.

REPLY - For the  year  ended  December  31,  2005,  long-term  maintenance  contracts  amounted  to
£38m, representing  1% of group  turnover.  Revenue is  recognised  on  long-term  maintenance contracts on the delivery of product,  with each  transaction  relating to a separately  identifiable supply of asphalt or aggregates.

The long-term  maintenance  contract is considered similar in nature to a preferred supplier agreement and is a feature of the UK market.  Due to the  integrated  nature of our UK operations,  these  contracts are a  relevant  factor  in  understanding  the  profitability  of  the UK  Aggregates  division.  Whilst  the operating margins from long-term  maintenance  contracts are typically low, they provide an opportunity to supply  asphalt and aggregates  volumes from our core business,  hence provide a base value into the order book and ensure utilisation of our asset base.

Hanson has not provided  separate  disclosure of long-term  maintenance  contracts under IAS 18 (para. 35, subsection  ii) as the revenue  from such  contracts  is no  different  in nature to the supply of product made outside of term maintenance contracts.

8.       Please  provide  the  disclosures  set forth in  paragraphs  39 to 45 of IAS 11  related  to your long-term construction  contracts,  to the extent material.  Enhance your description of business on page 133 to describe your long-term construction contracts.

REPLY - For the year  ended  December  31,  2005,  contracts  which  require to be  accounted  for using a percentage of completion  method under IAS 11  represented  £6m (1%) of operating  profit.  These were not all considered long term in nature.

In accordance  with IAS 1 (para 31),  disclosures  have not been provided for the  requirements  of IAS 11
(para 39 to 45) as we do not consider  long-term  construction  contracts to be material to the results of the group.

Disclosures in the  description  of business have not been provided in relation to long-term  construction contracts as they are not considered material to understanding the results of the group.

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Note 33   US accounting information, page 118
9.       We note that you  classify  interest on defined  benefit  schemes'  obligations  and the expected return on the schemes'  assets in net finance  costs under IFRS.  Under US GAAP,  these items are included in the  calculation of net pension costs and classified in operations.  Please  describe this difference  between US GAAP and IFRS in your comparison of  International  and US accounting principles.

REPLY - We will amend  future  filings to describe  the  different  classification  of interest on defined benefit  schemes'  obligations  and the  expected  return on the  schemes'  assets.  Draft  wording of the proposed insertion to the note is set out below.

"Under  IFRS,  the  interest  on defined  benefit  scheme  obligations  and the  expected  return on those schemes'  assets are classified  within finance costs within the Income  Statement.  Under US GAAP,  these items are  treated  as part of the net  periodic  pension  cost in  operating  profit  within  the  Income
Statement."

Variable Interest Entities (VIEs), page 118
10.      Please clarify how your  accounting for variable  interest  entities  differs between IFRS and US
         GAAP, and describe the impact the difference has to your profit and net equity.

REPLY - Under IFRS, an entity is  consolidated  where a parent has control over another  entity.  Control is  defined  in IAS 27  "Consolidated  and  Separate  Financial  Statements"  as "the  power to govern the financial and operating  policies of an entity so as to obtain  benefits  from its  activities".  SIC 12
"Consolidation  - Special  Purpose  Entities"  interprets  the concept of 'control'  under IAS 27 so as to require  consolidation of an entity that is not legally  controlled by the reporting entity, but where the substance  of the  relationship  between the  reporting  entity and that other entity  indicates  that the reporting entity controls the other entity (known as a special purpose entity or SPE).

Under IFRS,  Piedras y Arenas Baja,  S de R L de CV  ("Piedras")  is  accounted  for as a joint  venture operation and is therefore equity accounted in the group's  results.  In reaching this conclusion  Hanson has considered the requirements of IAS 27 and SIC 12. The key factors are described below.

o        Notwithstanding  that the legal and voting  ownership by Hanson of the entity is 50.1% (from 2007 the legal and  voting  ownership  will be 50%),  Hanson  does not have the right to  control  the joint  venture.  Specifically,  the  strategic,  financial and operating  decisions  relating to
         Piedras  require the consent of each joint  venture  party;  each joint  venture  party has equal representation  on the Board of  Directors;  and there is no other  overriding  power for a joint venture  party to enforce its  authority  over the other party.  These powers are set out in the existing  joint  venture  agreement.  Hanson does not have the decision  making powers to control or obtain control of Piedras,  and such decision  making powers are not delegated by establishing an "autopilot" mechanism as set out in the appendix to SIC 12.

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o        The  activities  of Piedras are not  conducted on behalf of Hanson.  Piedras is not operated as a direct  extension  of Hanson's  activities  under the control of Hanson,  but operates as a joint venture with the day to day  operations  being managed by the other joint venture  party.  Whilst
         Piedras  supplies a significant  amount of its output to Hanson (for the year ended  December 31,
         2005  approximately  80% of Piedras  turnover was with Hanson),  the appendix to SIC 12 considers that economic  dependence  of an entity on the  reporting  entity (such as relations of suppliers to a significant customer) does not, by itself, lead to control.

o        Piedras is currently  economically  dependent on Hanson providing  financing to the joint venture which is  provided  on  commercial  terms.  Notwithstanding  this,  after the  repayment  of such financing,  Hanson's rights to scheduled  residual  distributions,  liquidations or residual risk is in accordance with the legal and voting ownership.

Under US GAAP,  whilst an entity is also consolidated  where control exists,  FIN 46 (R) also requires the consolidation  of a Variable  Interest  Entity (VIE) where the entity is the primary  beneficiary by means other than voting rights.

Under the FIN-46R,  Piedras is considered to be a variable  interest  entity  because Hanson has concluded that Piedras'  total equity  investment at risk is not currently  sufficient to enable  Piedras to finance its activities  without  additional  financial support from other sources.  The Hanson group is considered the  primary  beneficiary  of  Piedras  as it  currently  provides  more than  half of the total  debt and financial  support to the entity and absorbs the majority of the  expected  losses.  Furthermore,  Piedras was not eligible for the business  scope  exemption  under FIN 46(R) since Hanson  provided more than half of the total debt and financial  support to the entity upon initial  investment.  As a result,  Piedras is consolidated  under US GAAP.  However,  Hanson will  continue to reassess the  evaluation  of Piedras as a variable  interest entity and the  determination of Hanson as the primary  beneficiary as  reconsideration events occur.

Whilst the  presentation of individual line items of the Balance Sheet and Income  Statement are different under  IFRS and US GAAP,  there is no impact on net  income or net equity as  reported  under IFRS  (using equity  accounting),  or that  reported  under US GAAP  (as a result  of  consolidating  Piedras).  Total revenue  earned by Piedras,  as reported  under US GAAP, for the year ended December 31, 2005 was £12m and its  pre-tax  loss was £0.5m.  The  largest  line item  impacting  the  Balance  Sheet for the year ended
December  31, 2005 was £12m,  representing  less than 1% of Hanson's  net equity.  As a result of Piedras being  consolidated  under US GAAP,  total  revenues and expenses of Piedras are shown within  Hanson's US
GAAP net income,  with a minority interest  component.  Under IFRS all income statement activity is shown in one line within operating profit, being the after tax profit from joint ventures and associates.

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We will amend future Annual  Reports to clarify the  consolidation  principles  under IFRS and US GAAP, in particular, the treatment of VIEs.

b) Net income, page 123
11.      We note that you recorded an  adjustment  to increase  profit  under IFRS related to  receivables for GBP 1.8 million and GBP 21.3  million in 2005 and 2004,  respectively.  Please  clarify  your disclosures to explain why you made this adjustment to arrive at net income under US GAAP.

REPLY - The  adjustment  to decrease net income and the related  receivables  under US GAAP relates to the recognition  of  insurance  income in  respect  of the  group's  asbestos  exposures.  As  various  issues regarding  the insurance  coverage were the subject of  litigation,  the  insurance  receivables  were not permitted to be  recognised  under US GAAP. A summary of the  differences  between IFRS and US GAAP is set out on page 120 under "Asset recognition" of note 33 to the accounts.

The insurance policies held by Hanson's  subsidiaries  provide certain  reimbursement rights from both the primary and excess  insurance  carriers.  The  litigation  surrounding  the  asbestos  insurance  coverage addresses  the issue of  whether  the  primary  or the  excess  insurance  carriers  are  responsible  for reimbursement  to  Hanson's  subsidiaries,  rather than  whether  the  insurance  policies  provide  valid reimbursement rights.

Under IFRS,  the group  recognises  reimbursement  of asbestos  costs from  insurers  when it is virtually
certain  that  reimbursement  will  be  received  once  the  asbestos   liabilities  are  settled.   These
reimbursement  rights were  recognised as a separate  asset in  accordance  with IAS 37 (para 53). Cash in respect of these rights has  subsequently  been  received in full from the primary  carrier in  accordance with the terms of the policy.

Under US GAAP,  SAB 92 (footnote 4) states that "there is a  rebuttable  presumption  that no asset should be recognised  for a claim for recovery from a party that is asserting  that it is not liable to indemnify the  registrant".  This is consistent  with SOP 96-1 (para.  140) which sets out that "if the claim is the subject of litigation,  a rebuttable  presumption  exists that  realisation of the claim is not probable".
Hanson,  therefore,  reflected the fact that the respective insurance companies involved in the litigation disputed their  individual  liability to indemnify  Hanson's  subsidiaries for asbestos claims and did not recognise  the  reimbursement  right  asset to  reflect  this  uncertainty.  The  presumption  was  deemed rebuttable at the point cash was received from the primary  carrier and  insurance  income was  recognised at that point.

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h) Additional  information  required by US GAAP in respect of pensions and other  post-employment  medical benefits, page 123
12.      We note in your  table of net  periodic  pension  costs  for  Hanson's  main  pension  plans  and post-retirement  benefit  plans in the UK and US that you included the expected  return on assets in your  calculation  of net periodic  benefit  costs.  Paragraph 20 of SFAS 87 requires that the actual  return on plan assets be included  in the  calculation  of net  periodic  benefit  costs.
         Please  explain to us how your  calculation  of net periodic  benefit  costs  includes the actual return on plan assets.

REPLY - In 2003,  Hanson adopted SFAS 132 (revised 2003)  "Employers'  Disclosures about Pension and Other
Post-Employment  Benefits"  which amended the  disclosure  requirements  of SFAS 87. In paragraph 5h, SFAS
132(R)  requires  disclosure  of the expected  return on assets  within the net  periodic  benefit cost in contrast to the actual return on assets as required by SFAS 87 in paragraph 20c.

The  difference  between  the  actual  return on assets and the  expected  return is  included  within the recognised  gain or loss,  and is  disclosed  as required by  paragraph  20e of SFAS 87. As such,  the net periodic benefit cost reflects the actual return on assets in accordance with SFAS 87 (para 20).

Hanson believes it complies with both the  requirements of SFAS 132(R) and the accounting  requirements of
SFAS 87 and does not propose to change its current disclosures.

US GAAP selected financial data, page 129
13.      We note that you  present  turnover  including  joint-ventures  and  associates  in your table of consolidated  income statement data. Under US GAAP,  revenue of joint-ventures  and associates is not included in turnover unless the investments  are  consolidated.  Please tell us how including the turnover of  joint-ventures  and associates in  consolidated  turnover is consistent  with US
         GAAP, or revise the turnover amount to eliminate the turnover of joint-ventures and associates.

         In addition,  we note that turnover  under US GAAP for 2005 of GBP 4,084.6  million  differs from turnover  under IFRS of GBP  3,739.7  million.  Please  expand  your  disclosure  of  differences between IFRS and US GAAP to explain the difference in turnover.

REPLY - The  difference  between  turnover  under IFRS and US GAAP of £344.9m  relates to the inclusion of joint  ventures  and  associates'  under US GAAP,  but not under IFRS.  Turnover  for joint  ventures  and associates is set out in note 2 (c) of the notes to the accounts (page 79).

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The  inclusion of the joint venture and  associates'  turnover as part of turnover in the US GAAP selected financial data was an oversight,  and we agree that the US GAAP  disclosures  should not have included the turnover of unconsolidated joint ventures and associates

We will  amend  the  disclosures  in the US GAAP  selected  financial  data to  exclude  the  turnover  of unconsolidated joint ventures and associates in future Annual Reports.

Ancillary information, page 133

Documents on display, page 136
14.      Please update the address of SEC's Public  Reference Room to be: 100 F Street,  N.E.,  Washington
         DC 20549.

REPLY - We will amend the SEC's Public Reference Room address in future Annual Reports.

I would very much  appreciate  receiving  the Staff's  comments as  promptly as  practicable.  If it would expedite the review, please do not hesitate to call me (at +44 20 7259 4114).

Yours faithfully

Graham Dransfield
Legal Director

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